EXHIBIT 4.3

INTEGRAL VISION, INC.
10% Secured Working Capital Class 2 Note

Notes Number ____

March 5, 2007 Amendments (to be attached to original notes)

Original Note : dated	Payee: _________, in the amount of $

The maturity dates for the above referenced notes are hereby extended to July 31, 2007.

The above referenced note holders currently have an interest in a portion of the future payments expected by Integral Vision, Inc. (“Integral”) from the orders as follows:

(“The Previous Orders”). The above referenced note holders waive their security interest in such payments and hereby direct that such payments due them pursuant to The Previous Orders be retained by Integral for Integral’s general corporate purposes.

Any other payments due the above referenced note holders pursuant to the original terms of said notes are now to be shared on an undivided basis with all other Class 2 Note holders for notes which are currently outstanding or are to be issued in the aggregate amount of (up to) $ 1,500,000 proportionately to each note holder’s interest – with the additional limitation that no funds due the above referenced note holders pursuant to the original terms of said notes shall be shared with a note holder who has not amended their note to conform to the amended terms above.

From this date forward (and without releasing the above note holders interest in the specified orders in their original notes pursuant to the terms of the original notes except as specified above) the above note holders will share an undivided interest with other Class 2 Notes which Integral has or will issue in the aggregate amount of up to $ 1,500,000 in the specified orders as follows:

All sums received by Integral in payment for orders received by Integral after February 1, 2007 for flat panel display inspection equipment (excluding funds necessary to pay vendors for parts, materials, or contract services to build said inspection systems ordered [with the total of these excluded amounts limited to no more than 50% of the gross order amount]) and also excluding funds received by Integral for orders to modify or upgrade flat panel inspection equipment previously ordered from Integral and excluding sums received by Integral which Integral is obligated to pay as commissions to agents on said inspection system orders.

INTEGRAL VISION, INC.
10% Secured Working Capital Class 2 Note

Notes Number

March 5, 2007 Amendments (to be attached to original notes) continued

The above referenced note holders right to purchase securities, up to the face value of their notes and on the same terms and conditions as any new investors, in any subsequent financing offered by Integral Vision while their notes are outstanding or offered by Integral Vision within 30 days of the repayment of these notes are hereby deleted and replaced with the following provision:

The above referenced note holders shall have the right to purchase securities, up to the face value of their notes and on the same terms and conditions as any new investors, in any subsequent equity financing or other financing which would include any present or future rights to obtain securities of Integral offered by Integral while these notes are outstanding or offered by Integral within 30 days of the repayment of these notes. However, such note holders’ right to purchase such securities shall be suspended until the later of the following two events: 1) Integral amends their Articles to increase its authorized shares outstanding to 50 million shares at Integral’s next annual meeting of shareholders or 2) Integral amends their Articles to increase its authorized shares outstanding to accommodate said purchase of securities by the above referenced note holders (if 50 million authorized shares outstanding are not sufficient to allow the above referenced note holders and all other Class 2 note holders [which have similar rights] to exercise the rights described in this paragraph). The above note holders will then have until the later of the following two events to exercise such rights: 1) 30 days after such an amendment (or such amendments) to Integral’s Articles are effective or 2) until 30 days after the above notes are repaid. Integral agrees to use its best efforts to secure shareholders’ approval for an increase in their authorized shares outstanding to accommodate the above note holders’ right to purchase securities under this provision.

This amendment will only be effective if all other currently outstanding Class 2 Note Holders (as of March 5, 2007) amend their notes to the same terms that are in this amendment (except that Class 2 Note Holder holding Class 2 Note 57 in the face amount of $ 50,000 need not amend her note for this amendment to be effective) and if Maxco, Inc. purchases $ 250,000 of Class 2 Notes.

NOTEHOLDER	INTEGRAL VISION, INC.

________________________________	By _____________________________
Name: Charles J. Drake or Mark R. Doede
Title: Chairman of the Board President